SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For May 19, 2005


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F [X]              Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes [ ]                    No [X]

Bonso Electronics Announces Dismissal of Lawsuit

Hong Kong, May 19, 2005, Bonso Electronics International, Inc (NASDAQ: BNSO), a designer and manufacturer of telecommunications products, electronic scales and weighing instruments announced today that the District Court of Jefferson County, State of Colorado dismissed with prejudice the lawsuit filed against Bonso and certain of Bonso's directors with each party paying their own costs and fees. The lawsuit (Case No. 03CV2505) was filed in August 2003 and alleged derivative claims that Bonso and certain directors breached fiduciary duties and committed corporate waste as well as alleging that certain directors breached fiduciary duties, committed negligent misrepresentation and fraud.

The Parties' Stipulation For Dismissal With Prejudice was based upon the Report of Independent Counsel Richard R. Greengard. In his 57 page Independent Counsel's Report, Mr. Greengard found no credible evidence to support the plaintiffs' derivative claims after conducting an exhaustive review of the documents provided by both the plaintiffs and the defendants and conducting interviews of the individuals identified as having knowledge of the particular claims.

"We have always been confident that this case would be dismissed because we believed the claims had no basis in law or in fact. We are extremely gratified by the Court's ruling," said George O'Leary, Bonso's President and Chief Executive Officer.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured, in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.
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The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For more information about Bonso, please contact

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  May 19, 2005                        By: /s/ George O'Leary
                                           -------------------------------------
                                           George O'Leary, President and
                                           Chief Executive Officer